EXHIBIT 8

                        Liberation Investment Group, LLC
                       11766 Wilshire Boulevard, Suite 870
                              Los Angeles, CA 90025
                                Tel: 310.479.3434
                                Fax: 310.479.3363


August 30, 2004


Board of Directors
Bally Total Fitness Holding Corp.
8700 West Bryn Mawr - 2nd Floor
Chicago, IL  60631

Dear Board Members:

I have had the opportunity to read the 8K filed late last Friday which details the terms of the CEO's new contract. I found it quite disturbing that the Board and the CEO had the time to address this matter. I would have thought that 100% of your time and energy would be expended addressing the seriousness of the Company's missed 10Q filing deadline and correcting that situation. I would suggest that the financial implications of such a delay in filing a 10Q are far more pressing.

This is an extremely sensitive time for the Company, and it is essential that the market have confidence that the current leadership is able to prioritize and intensely focus on enhancing shareholder value. In order to avoid the appearance that the interests of the CEO and the shareholders are not in alignment, I request the Board ask Paul Toback to delay the implementation of his new contract until the Company files its 10Q for the period ended June 30, 2004. I think this request is more than reasonable, especially as many of the shareholders have seen a significant decrease in the value of their investment in the Company over the past year.

I would be more than happy to discuss this with you, and I reiterate that it is my goal to work with the Company to create value for all shareholders. Please feel free to call me at the above-listed contact information.

Very truly yours,

/s/ Emanuel R. Pearlman

Emanuel R. Pearlman
Manager